United States securities and exchange commission logo





                            June 10, 2022

       G. Raymond Zage, III
       Chief Executive Officer
       Tiga Acquisition Corp.
       Ocean Financial Centre
       Level 40, 10 Collyer Quay, Singapore 049315

                                                        Re: Tiga Acquisition
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed May 12, 2022
                                                            File No. 333-264902

       Dear Mr. Zage:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed May 12, 2022

       Cover Page

   1. It appears that insiders will have substantial control over the company after the business combination. Please
revise the cover page and prospectus summary to disclose the voting power percentage of
your directors, executive officers and greater than 5% stockholders after the business
combination. To the extent you will be a "controlled company" after the business combination,
please revise to disclose this status, identify the controlling shareholder and the
controlling shareholder's total voting power percentage and provide a cross-reference to a
longer discussion of the exemptions available to you as a
                                                        "controlled company."
Lastly, please ensure you include appropriate risk factor
                                                        discussion of related
material risks.
 G. Raymond Zage, III
FirstName  LastNameG.
Tiga Acquisition Corp. Raymond Zage, III
Comapany
June       NameTiga Acquisition Corp.
     10, 2022
June 10,
Page 2 2022 Page 2
FirstName LastName
Summary of the Proxy Statement/Prospectus, page 24

2. You state here and elsewhere that Grindr is the world's largest social network focused on the LGBTQ+ community. Please revise to disclose the basis for this statement.
Risk Factors
We have significant internationally sourced revenue..., page 62

3. You disclose here that you operate in Russia. To the extent material, please disclose the risk that you may suffer reputational damage arising from your ongoing operations in
         Russia during the ongoing conflict between Russia and Ukraine, which could negatively impact the overall demand for your products or services, including your ongoing operations or your results of operations.
Risks Related to Tiga and the Business Combination, page 92

4. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
The Sponsor, certain members of the Tiga Board and certain Tiga officers... have interests in the
Business Combination..., page 92

5. We note that your disclosure that Messers. Zage and Gupta have interests in the Business
         Combination that may be different from, or in addition to, the interests of our shareholders generally. We also note that The Tiga Board was aware of these interests in evaluating and negotiating the Business Combination. Please clarify how the board considered those conflicts in negotiating and recommending the business combination. Projected Financial Information, page 151

6. We note your disclosure that the "financial projections reflect numerous estimates and assumptions..." and that "material estimates and assumptions underlying the financial projections are detailed in the paragraph below." Please quantify and expand your discussion of the estimates and assumptions that formed the basis for the financial projections.
 G. Raymond Zage, III
FirstName  LastNameG.
Tiga Acquisition Corp. Raymond Zage, III
Comapany
June       NameTiga Acquisition Corp.
     10, 2022
June 10,
Page 3 2022 Page 3
FirstName LastName
Interests of Certain Persons in the Business Combination, page 161

7. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
U.S. Federal Income Tax Considerations, page 179

8.       We note that Tiga intends that the Domestication will qualify as a
reorganization    within
         the meaning of Section 368(a) of the U.S. Internal Revenue Code. Given the parties'
         representation that U.S. Holders of Tiga Securities generally should not recognize gain or loss for U.S. federal income tax purposes on the Domestication, revise to include counsel's tax opinion as an exhibit. See Item 601(b)(8) of Regulation S-K. Conflicts of Interest, page 199

9. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Intellectual Property, page 231

10.      Please disclose the location and duration of Grindr's patents. See
Item 101(h)(4)(vii) of
         Regulation S-K.
Legal Proceedings, page 233

11. You disclose here that you are involved in various legal proceedings and that you do not believe the final outcome of any of such matters will have a material adverse effect on our business, financial condition, or results of operations. On page F-51, you disclose several different legal proceedings and state that it is too early to determine whether the proceedings may have a material adverse effect on your business. Please reconcile these statements and ensure that your legal proceedings section includes all of the disclosures required by Item 103 of Regulation S-K.

Grindr's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Key Operating and Financial Metrics, page 238

12. Please revise your disclosure to clarify why you do not disclose MAUs for periods prior to
         December 31, 2021.
 G. Raymond Zage, III
FirstName  LastNameG.
Tiga Acquisition Corp. Raymond Zage, III
Comapany
June       NameTiga Acquisition Corp.
     10, 2022
June 10,
Page 4 2022 Page 4
FirstName LastName
13. Here you disclose "average adjusted direct revenue per paying user", or ARPPU, as a key operating metric (emphasis added). On page 2, you define ARPPU as "average direct revenue per paying user." Further, on page 243 you disclose that your ARPPU was
         $15.91 in 2021 and then later state that it was $16.03 in 2021. Please revise to clarify whether these are two separate metrics and ensure you are consistent in defining and referencing these metrics.

Non-GAAP Financial Measures
Adjusted EBITDA, page 247

14.      Please clarify the dollar value of management fees included in your non-core
         expenses/losses (gains) for each period presented and why these are appropriate non-
         GAAP adjustments. In this regard, clarify how they are not normal cash operating expenses. We refer you to Regulation G and the Question 100.01 of the
Commission   s
         Compliance & Disclosure Interpretations. Please also tell us how you considered separately presenting the adjustments included in non-core expenses/losses (gains).
Adjusted Direct Revenue and Adjusted Indirect Revenue, page 247

15. You disclose that you define Adjusted Direct Revenue as Direct Revenue adjusted for the release of the fair value adjustment of deferred revenue into revenue of the acquired deferred revenue due to the June 10, 2020 acquisition, and you define Adjusted Indirect
         Revenue as Indirect Revenue adjusted for the offsetting impact of the adjustment to the
         Adjusted Direct Revenue. Please clarify why these purchase accounting adjustments result in offsetting adjustments among your revenue categories and how you considered whether this presentation complies with Rule 100(b) of Regulation G, which prohibits the use of non-GAAP financial measures that are misleading.
Unaudited Pro Forma Combined Financial Statements
Other Related Events in Connection with the Business Combination, page 267

16.      On page F-13 you disclose that on May 18, 2021, you announced the approval and
         extension of the time period to consummate a Business Combination and the approval of the issuance and sale of certain Private Placement Warrants in connection therewith, and that on May 25, 2021, the Company issued and sold to the Sponsor 2,760,000 Private
         Placement Warrants. Tell us how you considered including this transaction in your pro forma financial statements.
17.      Please clarify if any of Grindr Inc.   s outstanding stock based
awards will vest upon
         consummation of the merger and, if so, how you considered including the associated stock based compensation expense in your pro forma financial statements.
 G. Raymond Zage, III
FirstName  LastNameG.
Tiga Acquisition Corp. Raymond Zage, III
Comapany
June       NameTiga Acquisition Corp.
     10, 2022
June 10,
Page 5 2022 Page 5
FirstName LastName
18. Your disclosure on page 249 states that SV and its affiliates expect to pay the $230 million deferred consideration payment liability to Kunlun in full through a proposed cash dividend prior to the consummation of the Business Combination and that the sources for the cash dividend are under discussion. Please clarify if the $370 million capital distribution to former Grindr unit holders, reflected in your pro forma financial statements, is intended to be the source of this payment, or if there are also additional distributions being considered. If so, tell us how you considered reflecting these distributions in your pro forma financial statements. Further, to the extent there might be difference outcomes depending on the source of the repayment, tell us how you considered providing additional pro forma presentation or disclosure reflecting the range of possible results. Refer to Rule 11-02(a)(10) of Regulation S-X. Beneficial Ownership of Securities, page 291

19. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by entities, including Public Sector Pension
         Investment Board, Beryl Capital Management LLC and Millennium Management LLC.
20. Please revise to disclose either here or in a separate table the beneficial ownership of
         Grindr prior to the business combination.
Grindr's Related Party Transactions
Cost Sharing Agreement, page 298

21. Please explain the business purpose for Grindr entering into the Cost Sharing Agreement.
Financial Statements - Grindr Group LLC and Subsidiaries (   Successor   ) and
Grindr Inc. and
Subsidiaries (    Predecessor   )
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition
Transaction Price, page F-33

22. Please describe the nature and terms of the variable consideration included in your arrangements and the methods and assumptions you use to estimate. Refer to ASC 606-
         10-50-20.
 G. Raymond Zage, III
FirstName  LastNameG.
Tiga Acquisition Corp. Raymond Zage, III
Comapany
June       NameTiga Acquisition Corp.
     10, 2022
June 10,
Page 6 2022 Page 6
FirstName LastName
Principal/Agent Considerations, page F-33

23. You disclose that as you do not have discretion to set pricing in your arrangements with advertising service providers, you have determined that you are not the principal for such transactions. Please clarify how you considered whether you control the ad inventory before it is transferred to the customer. In your response, clarify whether the advertising service provider obtains the exclusive right to monetize ad inventory it obtains on your platform, or whether you can reject ads provided by the service provider or have the ability to modify the ads. Clarify if the contracts are solely between the advertising service provider and the advertiser, or whether you have any contractual relationships with the advertiser. Please also clarify who is primarily responsible for fulfillment, including whether the service provider provides any value added service or integrations and is responsible for resolving customer satisfaction issues and providing remedies. Refer to
         ASC 606-10-55-36 through 55-40. Revise your disclosure accordingly.
15. Unit and Stock Based Compensation, page F-54

24. Please revise your disclosure to include the fair value of your common stock used in the determination of the fair value of your unit based and stock based awards granted during each period presented. For awards granted within six months of the determination of the agreed fair value of your equity shares for purposes of the proposed merger with Tiga
         Acquisition Corp., please reconcile and explain any differences between the fair value of the common stock determined on each grant date and the fair value of your equity shares determined in connection with the merger. Describe the objective evidence that supports your determination of the fair value of the underlying common stock at each grant date and fully describe the assumptions utilized at these valuation dates that are significantly different than those used in the determination of the fair value of your common stock for purposes of the merger.

General

25. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 G. Raymond Zage, III
Tiga Acquisition Corp.
June 10, 2022
Page 7

       You may contact Laura Veator, Senior Staff Accountant, at 202-551-3716 or Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at 202-344-5791 or Mitchell Austin, Staff Attorney, at 202-551-3574 with any other questions.



                                                          Sincerely,
FirstName LastNameG. Raymond Zage, III
                                                          Division of
Corporation Finance
Comapany NameTiga Acquisition Corp.
                                                          Office of Technology
June 10, 2022 Page 7
cc:       Rod Miller
FirstName LastName